CONSENT OF EXPERT

March 30, 2017

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, John Nilsson, do hereby consent to the filing of the written disclosure regarding the description of mineral reserves of Kisladag, Certej, Tocantinzinho and Skouries (open pit) properties and of extracts from or a summary of other information pertaining to this project, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2016 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ John Nilsson
John Nilsson, P.Eng Nilsson Mine Services Ltd.